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                             December 21, 2021

       James Zimbler
       Vice President of Corporate Finance
       Cannagistics Inc.
       150 Motor Parkway
       Suite 401
       Hauppauge, NY 11787

                                                        Re: Cannagistics Inc.
                                                            Form 10-K for the
fiscal year ended July 31, 2021
                                                            Filed November 4,
2021
                                                            File No. 0-55711

       Dear Mr. Zimbler:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the fiscal year ended July 31, 2021

       Controls and Procedures, page 28

   1. You disclose that "management concluded that, as of July 31, 2020, our internal control over financial
reporting was not effective." Please amend your form 10-K to instead state, if true, that such
conclusion was made as of July 31, 2021.
   2. Regarding the steps listed to remediate such weaknesses in your internal control over financial reporting,
you state that you "hope to implement the following changes during our fiscal year ending
July 31, 2020". Please revise the foregoing date as deemed
                                                        appropriate since the
foregoing period has already ended.
 James Zimbler
FirstName LastNameJames   Zimbler
Cannagistics Inc.
Comapany21,
December   NameCannagistics
              2021          Inc.
December
Page 2    21, 2021 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jenn Do at (202) 551-3743 or Mary Mast at (202) 551-3613 if you have any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences